QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Omega Worldwide, Inc.
(Name of Subject Company)

Delta I Acquisition, Inc.
Four Seasons Health Care Limited
Alchemy Partners (Guernsey) Limited
(Names of Filing Persons)

Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

68210B108
(CUSIP Number of Class of Securities)

Hamilton D. Anstead
Chief Executive Officer
Four Seasons Health Care Limited
Alderley Road
Wilmslow
Cheshire
SK9 1NX
(44-1625) 417-800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Timothy B. Goodell, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$43,012,432.64*	$3,957.15

*
Based on the product of (i) $3.32 per share of Common Stock and (ii) 12,955,552, the estimated maximum number of shares of Common Stock of Omega Worldwide, Inc. to be received by the Purchaser in the Offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 92/1,000,000 of the Transaction Valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Delta I Acquisition, Inc. (the "Purchaser"), Four Seasons Health Care Limited (the "Parent") and Alchemy Partners (Guernsey) Limited, to purchase all of the outstanding shares of common stock, par value $0.10 per share (the "Common Stock"), including the associated preferred stock purchase rights of Omega Worldwide, Inc. (the "Company") at a price of $3.32 per share of Common Stock, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. This Schedule TO is being filed on behalf of the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited.

        The information in the Offer to Purchase is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Information.

        (a)  Financial information. Not applicable.

        (b)  Pro forma information. Not applicable.

Item 11. Additional Information.

        (b)  Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
Exhibit (a)(1)	Offer to Purchase
Exhibit (a)(2)	Letter of Transmittal
Exhibit (a)(3)	Notice of Guaranteed Delivery
Exhibit (a)(4)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
Exhibit (a)(5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
Exhibit (a)(6)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
Exhibit (a)(7)	Press Release issued by the Purchaser, dated August 1, 2002, announcing the tender offer.(1)
Exhibit (a)(8)	Summary newspaper advertisement, dated August 7, 2002, published in The Wall Street Journal.
Exhibit (b)(1)
£59,000,000 Senior Credit Agreement, dated as of August 1, 2002, between Four Seasons Health Care Limited, Four Seasons Health Care Holdings PLC, the Guarantors listed on Schedule 3 thereto, Barclays Bank PLC as Arranger, Facility Agent and Security Agent and the Lenders listed on Schedule 1 thereto.
Exhibit (b)(2)	Security and Pledge Agreement, dated as of August 1, 2002, between Delta I Acquisition, Inc., Delta I Acquisition, LLC, the other grantors party thereto and Barclays Bank PLC as Collateral Agent.

Exhibit (b)(3)
Intercreditor Deed, dated as of August 1, 2002, among Four Seasons Health Care Limited, Four Seasons Health Care Holdings PLC, Barclays Bank PLC, the Guarantors listed on Schedule 1 thereto, the Intra-Group Creditors listed on Schedule 1 thereto, the Investors listed on Schedule 1 thereto, Barclays Bank PLC as Facility Agent for the Lenders and Barclays Bank PLC as agent and trustee for the Finance Parties under the Security Documents.
Exhibit (b)(4)	Share Pledge Agreement, dated as of August 1, 2002, between Four Seasons Health Care (Capital) Limited and Barclays Bank PLC as Collateral Agent.
Exhibit (d)(1)	Agreement and Plan of Merger, dated as of August 1, 2002, by and among Four Seasons Health Care Limited, Delta I Acquisition, Inc. and Omega Worldwide, Inc.
Exhibit (d)(2)
Form of Tender and Option Agreement and Irrevocable Proxy, dated as of August 1, 2002, by and among Four Seasons Health Care Limited, Delta I Acquisition, Inc., Omega Worldwide, Inc. and certain Stockholders of Omega Worldwide, Inc.(2)
Exhibit (d)(3)	Stock Purchase Agreement, dated as of August 1, 2002, by and among Four Seasons Health Care Limited, Delta I Acquisition, Inc. and Omega Healthcare Investors, Inc.
Exhibit (d)(4)	Option Agreement, dated as of August 1, 2002, between Omega Worldwide, Inc. and Four Seasons Health Care Limited.
Exhibit (d)(5)	Cash Offer for Principal Healthcare Finance Limited by Altium Capital Limited on behalf of Principal Healthcare Finance Investments (Guernsey) Limited, a company funded by the Alchemy Investment Plan.

(1)
Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Delta I Acquisition, Inc., Four Seasons Health Care Limited and Alchemy Partners Nominees Limited on August 1, 2002.

(2)
Four Seasons Health Care Limited, Delta I Acquisition, Inc. and Omega Worldwide, Inc. entered into multiple Tender and Option Agreements and Irrevocable Proxies, each dated as of August 1, 2002, with individual stockholders of Omega Worldwide, Inc. who beneficially own, in the aggregate, approximately 38.3% of the issued and outstanding shares of Common Stock of Omega Worldwide, Inc. Each of the agreements is substantially in the form of Exhibit (d)(2) to this Schedule TO. The stockholders (and the percentage ownership of each) are: Essel W. Bailey, Jr. (7.53%); James E. Eden (0.07%); Mark David Gosling (0.01%); Anil K. Gupta (0.12%); Chee Jap (0.09%); Harold J. Kloosterman (0.51%); Bernard J. Korman (2.82%); Todd P. Robinson (9.48%); John Storey (0.04%); Omega Healthcare Investors Inc. (9.16%); Ashbourne Consolidated Group Ltd. (8.46%).

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2002	DELTA I ACQUISITION, INC.
	By:	/s/ LAURENCE MCNAIRN Name: Laurence McNairn Title: President
FOUR SEASONS HEALTH CARE LIMITED
	By:	/s/ HAMILTON ANSTEAD Name: Hamilton Anstead Title: Director
ALCHEMY PARTNERS (GUERNSEY) LIMITED
	By:	/s/ LAURENCE MCNAIRN Name: Laurence McNairn Title: Director

EXHIBIT INDEX

Exhibit No.	Description
Exhibit (a)(1)	Offer to Purchase
Exhibit (a)(2)	Letter of Transmittal
Exhibit (a)(3)	Notice of Guaranteed Delivery
Exhibit (a)(4)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
Exhibit (a)(5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
Exhibit (a)(6)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
Exhibit (a)(7)	Press Release issued by the Purchaser, dated August 1, 2002, announcing the tender offer.(1)
Exhibit (a)(8)	Summary newspaper advertisement, dated August 7, 2002, published in The Wall Street Journal.
Exhibit (b)(1)	£59,000,000 Senior Credit Agreement, dated as of August 1, 2002, between Four Seasons Health Care Limited, Four Seasons Health Care Holdings PLC, the Guarantors listed on Schedule 3 thereto, Barclays Bank PLC as Arranger, Facility Agent and Security Agent and the Lenders listed on Schedule 1 thereto.
Exhibit (b)(2)	Security and Pledge Agreement, dated as of August 1, 2002, between Barclays Bank PLC, Delta I Acquisition, Inc., Delta I Acquisition, LLC, the other grantors party thereto and Barclays Bank PLC as Collateral Agent.
Exhibit (b)(3)	Intercreditor Deed, dated as of August 1, 2002, among Four Seasons Health Care Limited, Four Seasons Health Care Holdings PLC, Barclays Bank PLC, the Guarantors listed on Schedule 1 thereto, the Intra-Group Creditors listed on Schedule 1 thereto, the Investors listed on Schedule 1 thereto, Barclays Bank PLC as Facility Agent for the Lenders and Barclays Bank PLC as agent and trustee for the Finance Parties under the Security Documents.
Exhibit (b)(4)	Share Pledge Agreement, dated as of August 1, 2002, between Four Seasons Health Care (Capital) Limited and Barclays Bank PLC as Collateral Agent.
Exhibit (d)(1)	Agreement and Plan of Merger, dated as of August 1, 2002, by and among Four Seasons Health Care Limited, Delta I Acquisition, Inc. and Omega Worldwide, Inc.
Exhibit (d)(2)	Form of Tender and Option Agreement and Irrevocable Proxy, dated as of August 1, 2002, by and among Four Seasons Health Care Limited, Delta I Acquisition, Inc., Omega Worldwide, Inc. and certain Stockholders of Omega Worldwide, Inc.(2)
Exhibit (d)(3)	Stock Purchase Agreement, dated as of August 1, 2002, by and among Four Seasons Health Care Limited, Delta I Acquisition, Inc. and Omega Healthcare Investors, Inc.
Exhibit (d)(4)	Option Agreement, dated as of August 1, 2002, between Omega Worldwide, Inc. and Four Seasons Health Care Limited.
Exhibit (d)(5)	Cash Offer for Principal Healthcare Finance Limited by Altium Capital Limited on behalf of Principal Healthcare Finance Investments (Guernsey) Limited, a company funded by the Alchemy Investment Plan.

(1)
Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Delta I Acquisition, Inc., Four Seasons Health Care Limited and Alchemy Partners Nominees Limited on August 1, 2002.

(2)
Four Seasons Health Care Limited, Delta I Acquisition, Inc. and Omega Worldwide, Inc. entered into multiple Tender and Option Agreements and Irrevocable Proxies, each dated as of August 1, 2002, with individual stockholders of Omega Worldwide, Inc. who beneficially own, in the aggregate, approximately 38.3% of the issued and outstanding shares of Common Stock of Omega Worldwide, Inc. Each of the agreements is substantially in the form of Exhibit (d)(2) to this Schedule TO. The stockholders (and the percentage ownership of each) are: Essel W. Bailey, Jr. (7.53%); James E. Eden (0.07%); Mark David Gosling (0.01%); Anil K. Gupta (0.12%); Chee Jap (0.09%); Harold J. Kloosterman (0.51%); Bernard J. Korman (2.82%); Todd P. Robinson (9.48%); John Storey (0.04%); Omega Healthcare Investors Inc. (9.16%); Ashbourne Consolidated Group Ltd. (8.46%).

QuickLinks

  Item 10. Financial Information.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX